OD 7/3/13

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SECURIT 13014341 SSION

RECEIVED 2013 JUN 27 PM 5:14 SEC / TM

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **May 1, 2012** (MM/DD/YY) AND ENDING **April 30, 2013** (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cronin & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Nicollet Mall, Suite 2520
(No. and Street)

Minneapolis (City) **MN** (State) **55402** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Hiniker **612-339-8561**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000 (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OD 7/23/13

OATH OR AFFIRMATION

I, James Hiniker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cronin & Co., Inc. as of April 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

RANAE B. MARTINSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cronin & Co., Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Cronin & Co., Inc. as of April 30, 2013 and 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cronin & Co., Inc. as of April 30, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
June 25, 2013

CRONIN & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

April 30, 2013 and 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 424,820	$ 308,966
Interest receivable	72,472	37,453
Securities inventory, at market	11,944,574	8,698,695
Property and equipment, at cost, less accumulated depreciation	20,238	22,805
Other assets	120,000	113,023
Prepaid income taxes	-	11,616
Deferred taxes	7,000	22,000
TOTAL ASSETS	$ 12,589,104	$ 9,214,558
LIABILITIES		
Accrued expenses	$ 41,298	$ 43,940
Payable to clearing organization	8,054,454	4,482,854
Accrued compensation and benefits	892,985	1,174,482
TOTAL LIABILITIES	8,988,737	5,701,276
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $1, authorized 26,710 shares, issued and outstanding 7,103 and 7,095 shares, respectively	7,103	7,095
Additional paid-in capital	1,610,029	1,607,096
TOTAL CAPITAL CONTRIBUTED	1,617,132	1,614,191
RETAINED EARNINGS	1,983,235	1,899,091
TOTAL STOCKHOLDERS' EQUITY	3,600,367	3,513,282
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,589,104	$ 9,214,558

See accompanying Notes to the Financial Statements

CRONIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies

Nature of business - Cronin & Co., Inc. (the Company) was incorporated in 1974. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company engages in the business of acting as a dealer in municipal bonds and other fixed-income securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company also acts as an underwriter, co-underwriter, and selling group participant of competitive and negotiated municipal bond offerings. Additionally, the Company is permitted to trade securities for its own account. The Company's corporate offices are located in Minneapolis, Minnesota, and it transacts trades of securities with customers throughout the United States. However, the customers are principally located in the upper Midwest.

Financial instruments with off-balance sheet risk:

Off-balance-sheet credit and market risk - In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

Concentrations of credit risk - As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

Concentrations of credit risk (continued) - The Company maintains cash in bank deposit accounts, which at times, may exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insured levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insurance limits or as a result of other concentrations of credit risk.

Cash and cash equivalents - For purposes of reporting the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and cash equivalents on the accompanying statements of financial condition.

Receivables and credit policies - Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Past due accounts receivable with invoice dates over 60 days are not charged interest.

Commissions receivable on trades processed by the clearing firm are accrued on a trade date basis. The commissions receivable are paid to the Company as of the month end in which the commissions are earned.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At April 30, 2013, management considers all amounts collectible.

Securities held – Securities inventory are valued using level 1 inputs based on unadjusted quoted market prices within active markets, level 2 inputs based primarily on quoted prices for similar assets or liabilities in active or inactive markets and level 3 inputs based on present value techniques using inputs derived principally or corroborated from market data. Values using level 3 inputs were primarily valued using management's assumption about the assumptions market participants would utilize in pricing the asset or liability. Valuation techniques utilized to determine fair value are consistently applied. Changes in the fair values are recognized currently as unrealized gains or losses and included in revenue.

Revenue recognition:

Trading - Firm trading securities held for resale including securities owned, and any securities sold and not yet purchased, are valued at fair market and unrealized gains and losses are reflected in revenues.

Underwriting - Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is settled under the terms of the engagement.

Commission - Commission income and related expenses for security transactions are recognized on the settlement date basis. There would be no material effect on the financial statements if trade execution date instead of settlement date were used.

Interest income – Interest income related to fixed income securities owned is accrued as of April 30, 2013 and 2012 and is included in interest receivable.

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in the results of operations.

Depreciation and amortization - Depreciation and amortization of furniture and equipment is computed on the straight-line method over estimated useful lives of 3 to 5 years. Depreciation expense was $5,281 and $11,050 for the years ended April 30, 2013 and 2012, respectively.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently issued pronouncements – In May, 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments in this ASU generally represent clarification of Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards ("IFRS"). The Company has adopted ASU 2011-04 effective May 1, 2012 and this adoption did not have a material impact on the Company's financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

Subsequent events policy - In accordance with the FASB's authoritative guidance for subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company evaluated all events or transactions that occurred after the balance sheet date of April 30, 2013, through June 25, 2013, the date which the financial statements were available to be issued.

(2) Receivable/ payable to clearing organization

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The amount receivable from the clearing organization relates to the aforementioned transactions and consists of excess cash held at the clearing organization. The amount payable to the clearing organization relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(3) Securities inventory

The following is a summary of the fair value of major categories of securities owned and available for sale as of April 30, 2013 and 2012.

	Securities Available for Sale
April 30, 2013	
Municipal bonds	$ 11,944,574
April 30, 2012	
Municipal bonds	$ 8,698,695

(4) Fair value measurements

ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Fair values of assets and liabilities measured on a recurring basis at April 30, 2013 and 2012 are as follows:

	Fair Value	(Level 1)	(Level 2)	(Level 3)
April 30, 2013				
Municipal bonds	$ 11,944,574	$ -	$ 11,944,574	$ -
Total securities inventory	$ 11,944,574	$ -	$ 11,944,574	$ -
April 30, 2012				
Municipal bonds	$ 8,698,695	$ -	$ 8,698,695	$ -
Total securities inventory	$ 8,698,695	$ -	$ 8,698,695	$ -

Fair value is based on recent trade data and other relevant factors, including dealer price quotations and third-party pricing services, which take into consideration time value, liquidity, credit, and volatility factors underlying the securities. The Company has not changed its methodology in estimating fair value from prior periods.

(5) Property and equipment

The following is a summary of property and equipment:

	April 30, 2013	April 30, 2012
Furniture and equipment	$ 241,500	$ 273,600
Less accumulated depreciation	221,300	250,800
Total property and equipment	$ 20,200	$ 22,800

(6) Equity

During the year ended April 30, 2013, the Company issued 8 shares of common stock to three of its stockholders for $3,000 in cash. During the year ended April 30, 2012, the Company issued 8 shares of common stock to three of its stockholders for $3,000 in cash.

(7) Income taxes

The components of the provision for federal and state income taxes are as follows:

	Years Ended April 30, 2013	Years Ended April 30, 2012
Current income taxes		
Federal income taxes	$ -	$ (27,200)
State and local income taxes	12,000	10,000
Total current income tax expense	12,000	(17,200)
Deferred income taxes		
Federal income taxes	(47,000)	(7,000)
State and local income taxes	(1,000)	(1,000)
Valuation allowance	63,000	19,000
Total deferred income tax expense	15,000	11,000
Total income tax expense (benefit)	$ 27,000	$ (6,200)

The Company earned $236,800 and $286,300 of municipal bond interest during the years ended April 30, 2013 and 2012 respectively, which is exempt from US taxation.

The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

Deferred income taxes have been classified on the balance sheet as follows:

	April 30,	
	2013	2012
Accrued compensation and benefits	$ 15,000	$ 12,000
Net operating loss carryforward	60,000	19,000
Property and equipment	14,000	10,000
Deferred tax asset valuation allowance	(82,000)	(19,000)
Total deferred income taxes	$ 7,000	$ 22,000

The Company has a federal net operating loss carryforward of $173,000 as of April 30, 2013 which expires in 2032. The Company has provided a valuation allowance for the tax benefit that could result from the utilization of the loss carry forward because it does not currently believe that it will have sufficient federal taxable income to benefit from the deduction.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for the years ended April 30, 2010 through April 30, 2013 (when filed) remain subject to examination. Tax returns for state jurisdictions for years ended April 30, 2010 through 2013 (when filed) remain subject to examination.

(8) Lease commitments

The Company conducts its operations in leased facilities. The non-cancelable lease agreement provides for monthly rental payments over the lease term in amounts ranging between $7,600 and $8,600, plus a proportionate share of the building's operating expenses. Rent expensed under this arrangement was $143,300 and $147,900 for the years ended April 30, 2013 and 2012, respectively. The lease expires on November 30, 2016.

The Company is also obligated under various operating leases for office equipment. The leases have varying terms expiring through May 2013. These leases are renewable for two year terms with a 60-day notice of cancellation at any time. Aggregate payments under these leases amount to $14,700 per month. Rents expensed under these arrangements were $243,000 and $222,200 for the years ended April 30, 2013 and 2012, respectively.

Future minimum lease payments which must be made under noncancellable lease agreements are:

Years Ending April 30,		
2014	$	108,400
2015		106,300
2016		109,200
2017		65,500
Total minimum lease payments	$	389,400

(9) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(10) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2013, the Company had net capital and net capital requirements of $2,766,000 and $250,000, respectively. The Company's net capital ratio was .34 to 1.

(11) Employee benefit plans

401(k) salaried savings and profit sharing plan - The Company's 401(k) salaried savings and profit sharing plan (the Plan) covers substantially all employees. The Plan allows participants to make contributions of up to 15% of their compensation not to exceed statutory limits as provided by the Internal Revenue Code. The Company matches 25% of each participant's contribution to the Plan.

The Company may also make additional 401(k) and profit sharing contributions at the discretion of the board of directors. The Company's 401(k) match and discretionary contribution totaled $39,500 and $42,100 for the years ended April 30, 2013 and 2012, respectively. In addition, as of April 30, 2013 and 2012, the Company accrued profit sharing contributions of $236,600 and $250,500, respectively.

Employee stock purchase program - The Company has an employee stock purchase program available to all employees who have been employed by the Company for at least two years, are employed by the Company for more than five months in any calendar year, and own less than 5% of the total combined voting power or value of all classes of stock. Under the program, employees could elect to withhold up to 15% of their after-tax annual compensation on an annual basis to purchase the Company's common stock. The purchase price of a share of common stock purchased by a participant is equal to 90% of the lesser of the book value on May 1 or the first day the participant becomes eligible if they are not eligible on May 1, or the book value on the purchase date, which is the last day of the quarter.

Participants in the program may discontinue payroll deductions at any time and have previously deducted funds returned to them. Also, upon termination of employment, the Company will redeem all common stock held by the terminated employee at a price equal to the book value of the stock on the date of the participant's termination. The Company has reserved 18,000 shares for issuance under the Plan. During the years ended April 30, 2013 and 2012, the Company issued eight shares each year at a price of $445.66 and $427.37 per share, respectively.

(12) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended April 30,	
	2013	2012
Cash paid:		
Interest	$ 54,000	$ 54,400
Income taxes	$ 7,300	$ (12,000)